16014735

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 08 2016
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 68896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridgewood Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 North Jefferson Street #330
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Jansen 414-434-7510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Acccunting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

201 North Main Street	Thiensville	WI	53092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Jansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bridgewood Advisors Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert A J[illegible]

Signature

Managing Director

Title

Anna D'Amato

Notary Public

NOTARY PUBLIC ANNA D'AMATO STATE OF WISCONSIN

Commission Expires July 17, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIDGEWOOD ADVISORS INC.

FINANCIAL STATEMENTS
December 31, 2015

BRIDGEWOOD ADVISORS INC.

Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2014

TABLE OF CONTENTS

JENDRACH ACCOUNTING
PROFESSIONAL SERVICES LLC

201 North Main Street
Thiensville, WI 53092-1617
262-242-4350
414-429-7892

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bridgewood Advisors Inc.

We have audited the accompanying statement of financial condition of Bridgewood Advisors Inc., as of December 31, 2015. These financial statements are the responsibility of the Bridgewood Advisors Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridgewood Advisors, Inc. as of December 31, 2015, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of Bridgewood Advisors Inc.'s financial statements. The supplemental information is the responsibility of Bridgewood Advisors Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC.

Jendrach Accounting and Professional Services, LLC

February 22, 2016

Thiensville, Wisconsin

BRIDGEWOOD ADVISORS INC.

Statement of Financial Condition
December 31, 2015

ASSETS

Current Assets:		
Cash and cash equivalents	$	208,044
Accounts receivable		14,764
Prepaid expenses		6,411
Total current assets		229,219
Property and Equipment (Net)		6,514
Deposits		2,577
Total assets	$	238,310

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued payroll and related liabilities		492
Accounts payable		860
Other accrued liabilities		7,481
Total current liabilities		8,833
Stockholders' Equity		229,477
Total liabilities and stockholders' equity	$	238,310

The accompanying notes to the financial statements are an integral part of these statements.

BRIDGEWOOD ADVISORS INC.

Notes to Financial Statements
December 31, 2015

1. Summary of Significant Accounting Policies

Business Activity

Bridgewood Advisors Inc. (the "Company") was formed in Wisconsin on April 25, 2011. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is a merger and acquisition advisory firm that specializes in conducting strategic acquisition searches, selling privately held businesses, and divesting non-core corporate divisions and product lines.

Cash and Cash Equivalents

Cash and cash equivalents consists of the Company's checking accounts.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customers' funds or securities are held or under the control of the Company.

Accounts Receivable

Accounts receivable are reported at contract value, less an estimate for uncollectible amounts based on experience relative to the population of accounts receivable. As of December 31, 2015, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized between 3-7 years. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Income Taxes

The Company, with the consent of its stockholders, has elected to be an "S" corporation under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made. The Company is no longer subject to United States income tax examinations for years ending before December 31, 2011 and Wisconsin income tax examinations for years ending before December 31, 2010.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $5,000 for the year ended December 31, 2015.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated all subsequent events through February 22, 2016, the date these financial statements were issued, for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

Revenue recognition

Revenue is recognized when all of the following criteria have been met:

- ***Persuasive evidence of an arrangement exists.*** Contracts are generally used to determine the existence of an arrangement.
- ***Delivery has occurred.*** Customer acceptance are used to verify delivery.
- ***The fee is fixed or determinable.*** The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.
- ***Collectability is reasonably assured.*** The Company assesses collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

Long-lived assets

The Company evaluates long-lived assets, including property, plant and equipment for impairment whenever facts and circumstances indicate that the carrying value of the assets may not be recoverable. If impairment has occurred, the asset is written down to its estimated fair value and the impairment is recognized as a loss against current operations. There was no change in the carrying amount of long-lived assets during 2015.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital and required net capital were $199,211 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.044 to1.

3. Stockholders' Equity

Stockholders' equity consists of the following:

Common Stock	$	30
Additional paid in capital		117,970
Retained earnings (deficit)		111,477
	$	229,477

Common stock consists of 9,000 shares authorized; 3,000 shares issued and outstanding at $0.01 par value.

4. Property and Equipment

Property and equipment consist of the following:

Furniture	$	8,700
Office equipment		7,461
Computers and software		11,139
Leasehold improvements		10,261
Less accumulated depreciation		(31,047)
	$	6,514

Depreciation for the year ended December 31, 2015 amounted to $5,817.

5. 401(k) Plan

The Company has a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees. The Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer safe-harbor contribution of not less than 3% of Participants compensation, and a discretionary employer contribution as determined annually. The Company's total safe harbor and profit sharing contribution for the year ended December 31, 2015 was $11,152 and $71,243 respectively.

6. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

7. Operating Lease

Office space is leased under an operating lease agreement that expires December 2016. Total office lease expense was $31,428 for the year ended December 31, 2015. Future minimum office lease payments as of December 31, 2015 are as follows:

2016	$	30,921

Bridgewood Advisors Inc.
December 31, 2015
Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Bridgewood Advisors Inc. and included in the Company's unaudited FOCUS report as of December 31, 2015.

Bridgewood Advisors Inc.

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2015

Aggregate Indebtedness		
Accounts payable	$	860
Accrued expenses		7,973
Total Aggregate Indebtedness	$	8,833
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	589
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirement:		
Stockholders' equity	$	229,477
Deductions:		
Receivables		(14,764)
Prepaid expenses		(6,411)
Property and equipment		(6,514)
Other assets		(2,577)
Net Capital		199,211
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	194,211
Ratio of aggregate indebtedness to net capital		0.044 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Bridgewood Advisors Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Bridgewood Advisors Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

JENDRACH ACCOUNTING
PROFESSIONAL SERVICES LLC

201 North Main Street
Thiensville, WI 53092-1617
262-242-4350
414-429-7892

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Bridgewood Advisors Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Bridgewood Advisors Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bridgewood Advisors Inc.'s compliance with the applicable instructions of Form SIPC-7. Bridgewood Advisors Inc.'s management is responsible for Bridgewood Advisors Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jendrach Accounting & Professional Services, LLC.

Thiensville, Wisconsin
February 22, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2374*********************MIXED AADC 220
068896 FINRA DEC
BRIDGEWOOD ADVISORS INC
125 N JEFFERSON ST STE 330
MILWAUKEE WI 53202-6157

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2.	A. General Assessment (item 2e from page 2)	$ 6376
	B. Less payment made with SIPC-6 filed (exclude interest) 7/31/15 Date Paid	(2,866)
	C. Less prior overpayment applied	( )
	D. Assessment balance due or (overpayment)	
	E. Interest computed on late payment (see Instruction E) for______days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$ 3,510
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $__________	
	H. Overpayment carried forward $(__________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bridgewood Advisors Inc.
(Name of Corporation, Partnership or other organization)

Robert A [signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 26 day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,550,242
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,550,242
2e. General Assessment @ .0025	$ 6,376 (to page 1, line 2.A.)